(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 0-11868

CUSIP NUMBER 141597104

For Period Ended: November 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CardioDynamics International Corporation
Full Name of Registrant

N/A
Former Name if Applicable

6175 Nancy Ridge Drive
Address of Principal Executive Office (Street and Number)

San Diego, CA 92121
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CardioDynamics International Corporation (the “Company”) hereby requests an extension of time to file its Annual Report on Form 10-K for the period ended November 30, 2005. The Company was unable to file its Form 10-K by February 13, 2006 without unreasonable effort or expense because the Company is still providing supporting documentation to its auditor. As a result, the Company’s auditor is unable to complete the audit of the Company’s financial statements and audit of the Company’s internal controls over financial reporting within the necessary period of time. The Company currently anticipates that the Form 10-K will be filed by no later than the fifteenth calendar day on February 28, 2006, following the date on which the Form 10-K was due.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steve P. Loomis	858	535-0202
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will report a significant fluctuation between 2004 and 2005 that primarily relates to a non-cash tax benefit of approximately $7.4 million recorded in fourth quarter 2004 resulting from the removal of the Company’s valuation allowance on its deferred tax assets as required under Statement of Financial Accounting Standards 109. A valuation allowance of $12.5 million was re-established in the fourth quarter 2005 primarily resulting from the net tax losses incurred in 2005. In addition, as reported on the Company’s Form 8-K dated February 13, 2006, the Company’s operating profit declined from 2004 to 2005 for the reasons stated in such Form 8-K.

CardioDynamics International Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 13, 2006	By	/s/ Steve P. Loomis
Steve P. Loomis Vice President and Chief Financial Officer

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